Filed Pursuant to Rule 433
Registration No. 333-157502
March 11, 2009
$350,000,000
Johnson Controls, Inc.
 6.50% Convertible Senior Notes due 2012

Company Name:	Johnson Controls, Inc.

Company Stock Ticker:	New York Stock Exchange “JCI”

Title:	6.50% Convertible Senior Notes due 2012

Aggregate Principal Amount Offered:	$350,000,000 aggregate principal amount ($402,500,000 if the underwriters exercise their over-allotment option in full)

Over-allotment Option:	$52,500,000; 30-day option to cover over-allotments

Price to Public:	100%

Net Proceeds to Company:	$340,950,000 ($392,137,500 if the underwriters exercise their over-allotment option in full), after deducting fees and estimated expenses

Use of Proceeds:	The Company intends to use the net proceeds from this offering for general corporate purposes, including to repay short-term indebtedness that we have incurred to fund working capital requirements.

Estimated Expense of Notes Offering:	$300,000

Interest Payment:	Semiannually in arrears on March 31 and September 30 of each year, commencing September 30, 2009

Record Dates:	September 15 and March 15

Maturity:	September 30, 2012, unless earlier repurchased or converted

Ranking:	The notes will be the Company’s senior unsecured obligations and will rank:

• senior in right of payment to our existing and future indebtedness that is expressly subordinated in right of payment to the notes;

• equal in right of payment to our existing and future unsecured indebtedness that is not so subordinated;

• junior in right of payment to any of our secured indebtedness to the extent of the value of the assets securing such indebtedness; and

• structurally junior to all existing and future indebtedness and other liabilities of our subsidiaries.

Interest:	6.50% per year in cash

Principal Amount per Note:	$1,000 and integral multiples of $1,000 in excess thereof

Gross Spread %:	2.5%

Gross Spread per $1,000 Aggregate Principal
Amount of Notes:	$25

Trade Date:	March 10, 2009

Settlement Date:	March 16, 2009 (T+4)

Joint-Book Running Managers:	J.P. Morgan Securities Inc., Citigroup Global Markets Inc., Merrill Lynch, Pierce, Fenner & Smith Incorporated and Barclays Capital Inc.

Co-managers:	Commerzbank Capital Markets Corp., ING Financial Markets LLC, and U.S. Bancorp Investments, Inc. are the senior co-managers for the offering; and ABN AMRO Incorporated, Banca IMI S.p.A., Calyon Securities (USA) Inc., Goldman, Sachs & Co., Mizuho Securities USA Inc., TD Securities (USA) LLC and Wells Fargo Securities, LLC are the co-managers for the offering.

Initial Conversion Rate:	89.3855 shares of common stock per $1,000 principal amount of notes (equal to conversion price of approximately $11.19 per share of common stock)

Subject to adjustment as set forth in the prospectus supplement

Fundamental Change:	If the Company undergoes a “fundamental change” (as defined in the prospectus supplement under “Description of notes—Fundamental change permits holders to require us to purchase notes”), subject to certain conditions, each holder will have the right, at such holder’s option, to require the Company to purchase for cash any or all of the holder’s notes or any portion of the principal amount thereof, that is equal to $1,000 or an integral multiple of $1,000. The price the Company is required to pay will be 100% of the principal amount of the notes to be purchased, plus accrued and unpaid interest, including additional interest, to but excluding the fundamental change purchase date, unless the fundamental change purchase date is after a record date and on or prior to the related interest payment date, in which case the Company will instead pay the full amount of accrued and unpaid interest to the holder of record on such record date and the fundamental change purchase price will be equal to 100% of the principal amount of the notes to be repurchased.

Adjustment to Shares Delivered upon Conversion upon a Make-Whole Fundamental Change:	If a “make-whole fundamental change” (as defined in the prospectus supplement) occurs and a holder of notes elects to convert its notes in connection with such make-whole fundamental change, the Company will, under certain circumstances, increase the conversion rate for the notes so surrendered for conversion. The following table sets forth the number of additional shares to be received per $1,000 principal amount of notes for each stock price and effective date set forth below:

						Stock Price
Effective date	$8.95	$12.00	$15.00	$18.00	$21.00	$24.00	$27.00	$30.00	$33.00	$36.00	$39.00	$42.00	$45.00

March 16, 2009	22.3463	11.3871	6.0350	3.4591	2.1011	1.3298	0.8641	0.5688	0.3743	0.2424	0.1507	0.0858	0.0394
September 30, 2009	22.3463	11.0516	5.6414	3.1248	1.8435	1.1384	0.7243	0.4676	0.3014	0.1903	0.1154	0.0668	0.0381
September 30, 2010	22.3463	9.8900	4.4662	2.2163	1.2015	0.7009	0.4306	0.2721	0.1723	0.1068	0.0645	0.0398	0.0269
September 30, 2011	22.3463	7.2207	2.3251	0.8603	0.4057	0.2416	0.1644	0.1168	0.0826	0.0585	0.0440	0.0360	0.0311
September 30, 2012	22.3463	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000	0.0000

The exact stock prices and effective dates may not be set forth in the table above, in which case:
•	If the stock price is between two stock prices in the table or the effective date is between two effective dates in the table, the number of additional shares will be determined by a straight-line interpolation between the number of additional shares set forth for the higher and lower stock prices and the earlier and later effective dates, as applicable, based on a 365-day year.

•	If the stock price is greater than $45 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

•	If the stock price is less than $8.95 per share (subject to adjustment in the same manner as the stock prices set forth in the column headings of the table above), no additional shares will be added to the conversion rate.

Notwithstanding the foregoing, in no event will the total number of shares of common stock issuable upon conversion exceed 111.7318 per $1,000 principal amount of notes, subject to adjustments in the same manner as the conversion rate as set forth under “Description of notes—Conversion rights—Conversion rate adjustments” in the prospectus supplement.

Concurrent Equity Unit Offering:	Concurrently with the offering of the notes, the Company offered 8,000,000 equity units (or 9,200,000 if the underwriters in that offering exercise their over-allotment option in full). The equity units will each have a stated amount of $50 and will initially be in the form of corporate units, each of which consists of a purchase contract issued by the Company and, initially, a 5% undivided beneficial ownership interest in $1,000 principal amount of the Company’s subordinated notes due 2042 (the “subordinated notes”). The subordinated notes will initially bear interest at a rate of 11.50% per year, payable quarterly, subject to the Company’s right to defer the payment of interest prior to March 31, 2012, and will initially be pledged to the Company to secure each holder’s obligations under the related purchase contracts.

The equity units offering and this offering are not contingent upon each other.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling J.P. Morgan Securities Inc. toll-free at 1-866-430-0686, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, Merrill Lynch, Pierce, Fenner & Smith Incorporated toll-free at 1-866-500-5408 or Barclays Capital Inc. toll-free at 1-888-603-5847.